UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 15

CERTIFICATION AND NOTICE  OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-149184

NanoTech Entertainment,Inc.
(Exact name of registrant as specified  in its charter)

3838 Raymert Drive, Suite 3,Las Vegas,NV  89121     (702) 518-7410
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es)  to designate the appropriate rule provision(s) relied  upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i )	☐
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☒

Approximate number  of holders of record as of the certification or notice date: 66

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused  this certification/notice to be signed  on its behalf  by the undersigned duly authorized person.

Date:	June 26, 2012	By:
Jeffery A. Foley - Chairman & CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6  of the General Rules and Regulations under the Securities Excha nge Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed  by an officer of the registrant, by counsel or by any other duly authorized person. The name and t itle of the person  signing  the form shall be typed or printed  under the sig nature.

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